TSX: ERO
NYSE: ERO

March 7, 2023

Ero Copper Reports Fourth Quarter and Full Year 2022 Operating and Financial Results

(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce its operating and financial results for the three and twelve months ended December 31, 2022. Management will host a conference call tomorrow, Wednesday, March 8, 2023, at 11:30 a.m. Eastern time to discuss the results. Dial-in details for the call can be found near the end of this press release.

HIGHLIGHTS

•Record full-year copper production of 46,371 tonnes, including 12,664 tonnes produced in the fourth quarter, surpassed the Company's 2022 production guidance range of 43,000 to 46,000 tonnes

•Copper C1 cash costs(*) for the fourth quarter and full-year were $1.41 and $1.36, respectively, per pound of copper produced

•Gold production also marked a record 42,669 ounces in 2022, including 11,786 ounces produced in the fourth quarter, and exceeded the full-year guidance range of 39,000 to 42,000 ounces

•Gold C1 cash costs(*) for the fourth quarter and full-year were $445 and $560, respectively, per ounce of gold produced. All-in Sustaining Costs ("AISC")(*) for the same periods were $1,096 and $1,124, respectively, per ounce of gold produced

•Fourth quarter and full-year cash flows from operations were $34.0 million and $143.4 million, respectively

•Fourth quarter and full-year adjusted EBITDA(*) were $58.2 million and $208.6 million, respectively

•Fourth quarter and full-year adjusted net income attributable to owners of the Company(*) were $22.2 million ($0.24 per share on a diluted basis) and $83.5 million ($0.91 per share on a diluted basis), respectively

•Capital expenditures were nearly $90 million in the fourth quarter as construction activity related to the Company's strategic growth initiatives ramped up. Full-year capital expenditures, including deposits on contracts, were just under $300 million, below 2022 capital expenditure guidance of $308 million to $354 million, primarily

1	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
due to the success of Project Honeypot and subsequent deferral of the delivery date for the new external shaft of Pilar Mine
•Available liquidity at year-end was $392.4 million, including cash and cash equivalents of $177.7 million, short-term investments of $139.7 million, and $75.0 million of undrawn availability under the Company's senior secured revolving credit facility. Subsequent to year-end, the Company extended the maturity and increased the size of its senior secured revolving credit facility to $150.0 million, resulting in pro forma year-end liquidity of $467.4 million

•2023 production, operating cost, and capital expenditure guidance reaffirmed

*These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the year ended December 31, 2022 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

2	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
“Our 2022 financial results showcase record production levels amidst a backdrop of inflationary pressures experienced across the global mining industry over the past year,” said David Strang, Chief Executive Officer. “Despite encountering some unique obstacles related to our domestic smelter that necessitated a higher allocation of copper concentrate sales to the export market, resulting in reduced tax benefits during the year, we resumed domestic sales on a limited basis subsequent to year-end. With the added benefit of higher metal prices, we are witnessing stronger-than-expected operating margins as we enter 2023 and are well-positioned to execute on our growth strategy.

"At our Tucumã Project, road upgrade and drainage infrastructure completed at the end of the third quarter allowed us to build momentum during the rainy season with minimal down-time. As of year-end, we reached just over 20% physical completion and are ahead of schedule on pre-stripping activities. As a result of these efforts, we were able to commence concrete pours for the plant foundation subsequent to year-end.

"At the Pilar Mine, we revised our timeline for the new external shaft following the success of Project Honeypot and updates to Caraíba's Strategic Life-of-Mine Plan. The Project Honeypot stopes added to our production plan have allowed us to maintain high margins while smoothing our capital profile during construction of the shaft, for which the delivery date has been deferred by approximately nine months.

"Given the scarcity of new copper development projects and extraordinary demand anticipated from global decarbonization efforts, the timing of our near-term growth plans is highly favorable. With these unprecedented market conditions as well as nearly $470 million in balance sheet liquidity as of February 2023, we remain focused on delivering peer-leading growth."

3	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
FOURTH QUARTER & FULL-YEAR REVIEW

•Mining & Milling Operations
◦The Caraíba Operations achieved record full-year production of 46,371 tonnes of copper in concentrate, following strong year-end operating performance driven by the addition of high-grade Project Honeypot stopes to the fourth quarter production plan
–Higher mined and process copper grades during the fourth quarter resulted in copper production of 12,664 tonnes in concentrate, representing an increase of approximately 13% compared to the third quarter
–Full-year copper production exceeded 2022 copper production guidance range of 43,000 to 46,000 tonnes and reflect a year-on-year increase to mill throughput of nearly 500,000 tonnes of ore
◦The Xavantina Operations delivered record quarterly and full-year gold production of 11,786 and 42,669 ounces, respectively
–Fourth quarter gold production benefited from higher processed gold grades of 10.17 grams per tonne ("gpt"), representing an increase in grade of nearly 20% compared to the prior quarter
–Full-year gold production, which surpassed 2022 gold production guidance range of 39,000 to 42,000 ounces, increased approximately 13% year-on-year due to higher mill throughput as well as higher mined and processed gold grades

•Organic Growth Projects
◦The Company continued to progress the construction of the Tucumã Project, which is advancing on schedule with over 20% physical completion achieved as of year-end
–Mine pre-stripping accelerated during Q4 2022 with approximately 1.6 million tonnes of pre-stripping completed as of year-end, or approximately 12% of total. Waste dump construction is progressing on schedule with completion expected in Q3 2023
–Completion of the on-site concrete batch plant and mobilization of the civil works contractor occurred subsequent to year-end with first foundations poured in February 2023
–Approximately 55% of planned capital expenditures were under contract as of year-end, up from approximately 30% at the end of Q3 2022. An additional 25% of Feasibility Study capital expenditures remain in various stages of tendering or negotiation. Consistent with Q3 2022 project capital forecasts, total planned capital expenditures remain within 12% of pre-contingency Feasibility Study as of year-end

4	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
–In partnership with The National Service for Industrial Training, a Brazilian non-profit organization focused on improving the competitiveness of Brazil's manufacturing sector through technical and vocational education, the Company commenced comprehensive training programs within the city of Tucumã and surrounding communities to further develop skills within the local community that are expected to support the development and operation of the Tucumã Project
◦During the quarter, the Company's Pilar 3.0 initiative was significantly bolstered by the success of Project Honeypot as reflected in the Caraíba Operations' 2022 Strategic Life-of-Mine ("LOM") Plan (please refer to press release dated November 7, 2022). Project Honeypot, an engineering initiative focused on recovering higher-grade material in the upper levels of the Pilar Mine, is one of three projects that together are expected to enable the creation of a two-mine system at the Pilar Mine. The other two components of Pilar 3.0 include (i) construction of a new external shaft to access the Deepening Extension Zone and (ii) an expansion of the Caraíba mill to 4.2 million tonnes per annum
–The addition of Project Honeypot into the LOM Plan drove a significant increase to the Caraíba Operations' estimated mineral resources, mineral reserves and mine life, allowing the Company to defer the delivery date of the new external shaft by approximately nine months without impacting expected copper production
–Construction of the new external shaft continued to advance well against the revised timeline with physical completion at approximately 20% as of year-end and approximately 35% of planned capital expenditures under contract or in the final stages of negotiation. Based upon current capital expenditure forecasts which reflect additional supplier and contractor quotes, construction of the new external shaft remains on budget
–The Caraíba mill expansion remains on schedule with completion expected in Q4 2023

5	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Figure 1: Tucumã Project pre-stripping progress (February 2023).

Figure 2: Aerial view of future Tucumã Project processing areas, including (A) primary crushing, (B) secondary and tertiary crushing, and (C) plant and administrative buildings.

6	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
•Subsequent Events
◦In January 2023, the Company entered into a zero-cost collar program on 3,000 tonnes of copper per month for February through December of 2023. The collars establish a floor price at $3.50 per pound of copper on total hedged volumes of 33,000 tonnes of copper, representing approximately 75% of full-year production volumes. The program protects a meaningful portion of the Company's revenue at the Company's 2023 budget copper price which was used for capital, cash flow and liquidity planning purposes, while providing upside to increases in the copper price up to a cap of $4.76 per pound - within 5% of the all-time high copper price. The hedge contracts are financially settled on a monthly basis.
◦Subsequent to year-end, the Company also closed its amended senior secured revolving credit facility (the "Amended Senior Credit Facility"), increasing its capacity from $75.0 million to $150.0 million and extending the maturity from March 2025 to December 2026. The Company also achieved improved terms on the Amended Credit Facility, including a 25 basis point reduction to the applicable margin on drawn funds and reduced standby fees on undrawn commitments.

7	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
OPERATING AND FINANCIAL HIGHLIGHTS

	3 months ended Dec. 31, 2022	3 months ended Sep. 30, 2022	3 months ended Dec. 31, 2021	12 months ended Dec. 31, 2022	12 months ended Dec. 31, 2021
Operating Highlights
Copper (Caraíba Operations)
Ore Processed (tonnes)	745,850	720,725	646,319	2,864,230	2,370,571
Grade (% Cu)	1.84	1.68	2.01	1.76	2.08
Cu Production (tonnes)	12,664	11,189	11,918	46,371	45,511
Cu Production (000 lbs)	27,918	24,669	26,275	102,230	100,333
Cu Sold in Concentrate (tonnes)	13,301	10,522	12,393	46,816	45,717
Cu Sold in Concentrate (000 lbs)	29,323	23,197	27,321	103,211	100,788
C1 cash cost of Cu produced (per lb)(1)	$1.41	$1.46	$0.96	$1.36	$0.77
Gold (Xavantina Operations)
Au Production (oz)	11,786	10,965	8,544	42,669	37,798
C1 cash cost of Au Produced (per oz)(1)	$445	$537	$582	$560	$525
AISC of Au produced (per oz)(1)	$1,096	$1,135	$910	$1,124	$732

Financial Highlights ($ in millions, except per share amounts)
Revenues	$116.7	$85.9	$134.9	$426.4	$489.9
Gross profit	52.7	22.8	84.4	187.2	318.9
EBITDA(1)	58.7	27.9	80.7	218.6	296.4
Adjusted EBITDA(1)	58.2	32.1	86.8	208.6	331.9
Cash flow from operations	34.0	43.0	66.7	143.4	364.6
Net income	22.5	4.0	60.2	103.1	202.6
Net income attributable to owners of the Company	22.2	3.7	59.8	101.8	201.1
Per share (basic)	0.24	0.04	0.67	1.12	2.27
Per share (diluted)	0.24	0.04	0.65	1.10	2.21
Adjusted net income attributable to owners of the Company(1)	22.2	4.0	59.7	83.5	215.4
Per share (basic)	0.24	0.04	0.67	0.92	2.43
Per share (diluted)	0.24	0.04	0.65	0.91	2.37
Cash, cash equivalents, and short-term investments	317.4	359.8	130.1	317.4	130.1
Working capital(1)	263.3	343.2	86.0	263.3	86.0
Net (cash) debt(1)	100.7	51.5	(70.9)	100.7	(70.9)

(1) EBITDA, Adjusted EBITDA, Adjusted net income (loss) attributable to owners of the Company, Adjusted net income (loss) per share attributable to owners of the Company, Net (Cash) Debt, Working Capital, C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce) and AISC of gold produced (per ounce) are non-IFRS measures. These measures do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the year ended December 31, 2022 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

8	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2023 PRODUCTION AND COST GUIDANCE(*)

In 2023, the Caraíba Operations are expected to produce 44,000 to 47,000 tonnes of copper in concentrate with higher mill throughput levels expected towards the end of the year following the anticipated completion of the Caraíba mill expansion in Q4 2023. As a result, copper production is expected to be slightly weighted towards H2 2023 with Q1 2023 expected to contribute the lowest amount of production of the year due to planned stope sequencing driving lower anticipated processed copper grades.

The Company's 2023 C1 cash cost guidance range for the Caraíba Operations of $1.40 to $1.60 per pound of copper produced reflects (i) sales allocation of 100% of copper concentrate produced to the international market and (ii) elevated consumable cost input assumptions based on Q4 2022 consumable pricing. Q1 2023 C1 cash costs are expected to be slightly above the full-year guidance range due to the impact of lower anticipated copper grades and production during the quarter.

At the Xavantina Operations, the Company expects to produce 50,000 to 53,000 ounces of gold in 2023 with production expected to be lowest in Q1 2023 and slightly weighted towards H2 2023 due to higher mill throughput levels following the expected commencement of production from the Matinha vein during H2 2023.

The Xavantina Operations' 2023 C1 cash cost guidance range of $475 to $575 per ounce of gold produced reflects the impact of significantly higher anticipated mined and processed gold grades in 2023 compared to 2022, partially offset by elevated consumable cost assumptions reflecting Q4 2022 consumable pricing. The Company's AISC guidance range for 2023 is $725 to $825 per ounce of gold produced.

The Company's cost guidance for 2023 assumes a USD:BRL foreign exchange rate of 5.30, a gold price of $1,725 per ounce and a silver price of $20.00 per ounce.

2023 Guidance
Caraíba Operations
Copper Production (tonnes)	44,000 - 47,000
C1 Cash Cost (US$/lb)(1)	$1.40 - $1.60

Xavantina Operations
Gold Production (ounces)	50,000 - 53,000
C1 Cash Cost (US$/oz)(1)	$475 - $575
All-in Sustaining Cost (AISC) (US$/oz)(1)	$725 - $825
(1) These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the Reconciliation of Non-IFRS Measures section at the end of this press release for additional information.

9	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2023 CAPITAL EXPENDITURE GUIDANCE(*)

The Company's capital expenditure guidance for 2023 assumes a USD:BRL foreign exchange rate of 5.30 and has been presented below in USD millions.

2023 Guidance
Caraíba Operations
Growth	$80 - $90
Sustaining	$65 - $75
Exploration	$22 - $27
Total, Caraíba Operations	$167 - $192

Tucumã Project
Growth	$150 - $165
Exploration	$0 - $1
Total, Tucumã Project	$150 - $166

Xavantina Operations
Growth	$4 - $5
Sustaining	$12 - $14
Exploration	$6 - $7
Total, Xavantina Operations	$22 - $26

Company Total
Growth	$234 - $260
Sustaining	$77 - $89
Exploration	$31 - $40
Total, Company	$342 - $389

(*) Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s SEDAR and EDGAR filings, including the recent Annual Information Form for the year ended December 31, 2022 and dated March 7, 2023 (the "AIF"), for complete risk factors.

10	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CONFERENCE CALL DETAILS

The Company will hold a conference call on Wednesday, March 8, 2023 at 11:30 am Eastern time (8:30 am Pacific time) to discuss these results.

Date:	Wednesday, March 8, 2023
Time:	11:30 am Eastern time (8:30 am Pacific time)
Dial in:	North America: 1-800-319-4610, International: +1-604-638-5340 please dial in 5-10 minutes prior and ask to join the call

Replay:	North America: 1-800-319-6413, International: +1-604-638-9010
Replay Passcode:	9896

Reconciliation of Non-IFRS Measures

Financial results of the Company are presented in accordance with IFRS. The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional details please refer to the Company’s discussion of non-IFRS and other performance measures in its Management’s Discussion and Analysis for the year ended December 31, 2022 which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

11	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
C1 cash cost of copper produced (per lb.)

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2022 - Q4	2022 - Q3	2021 - Q4	2022	2021
Cost of production	$40,067	$39,047	$30,016	$146,292	$96,975
Add (less):
Transportation costs & other	2,362	2,209	1,998	9,019	6,331
Treatment, refining, and other	4,949	4,198	2,645	15,086	4,093
By-product credits	(6,103)	(4,929)	(6,250)	(22,282)	(22,983)
Incentive payments	(1,092)	(902)	(3,482)	(3,914)	(5,527)
Net change in inventory	(861)	(3,849)	654	(6,040)	(1,697)
Foreign exchange translation and other	(47)	212	(293)	373	(97)
C1 cash costs	$39,275	$35,986	$25,288	$138,534	$77,095

Mining	$26,433	$23,594	$18,560	$94,086	$59,867
Processing	8,033	7,687	6,365	30,155	21,585
Indirect	5,963	5,436	3,968	21,489	14,533
Production costs	40,429	36,717	28,893	145,730	95,985
By-product credits	(6,103)	(4,929)	(6,250)	(22,282)	(22,983)
Treatment, refining and other	4,949	4,198	2,645	15,086	4,093
C1 cash costs	$39,275	$35,986	$25,288	$138,534	$77,095

Payable copper produced (lb, 000)	27,918	24,669	26,275	102,230	100,333

Mining	$0.95	$0.96	$0.71	$0.92	$0.60
Processing	$0.29	$0.31	$0.24	$0.29	$0.22
Indirect	$0.21	$0.22	$0.15	$0.21	$0.14
By-product credits	$(0.22)	$(0.20)	$(0.24)	$(0.22)	$(0.23)
Treatment, refining and other	$0.18	$0.17	$0.10	$0.16	$0.04
C1 cash costs of copper produced (per lb)	$1.41	$1.46	$0.96	$1.36	$0.77

12	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
C1 cash cost of gold produced and All-in Sustaining Cost of gold produced (per ounce)

The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2022 - Q4	2022 - Q3	2021 - Q4	2022	2021
Cost of production	$4,834	$7,317	$4,737	$24,768	$19,837
Add (less):
Incentive payments	(167)	(177)	(150)	(1,117)	(788)
Net change in inventory	258	(1,031)	(16)	(119)	(27)
By-product credits	(199)	(145)	(128)	(613)	(586)
Foreign exchange translation and other	523	(80)	533	976	1,398
C1 cash costs	$5,249	$5,884	$4,976	$23,895	$19,834
Site general and administrative	1,196	1,011	699	3,648	1,976
Accretion of mine closure and rehabilitation provision	106	106	42	436	215
Sustaining capital expenditure	4,547	4,105	736	14,638	2,300
Sustaining leases	1,559	1,036	1,083	4,311	2,326
Royalties and production taxes	262	298	235	1,041	1,036
AISC	$12,919	$12,440	$7,771	$47,969	$27,687

	2022 - Q4	2022 - Q3	2021 - Q4	2022	2021
Costs
Mining	$2,311	$3,071	$2,403	$12,529	$9,394
Processing	2,067	1,867	1,843	7,917	7,465
Indirect	1,070	1,091	858	4,062	3,561
Production costs	5,448	6,029	5,104	24,508	20,420
By-product credits	(199)	(145)	(128)	(613)	(586)
C1 cash costs	$5,249	$5,884	$4,976	$23,895	$19,834
Site general and administrative	1,196	1,011	699	3,648	1,976
Accretion of mine closure and rehabilitation provision	106	106	42	436	215
Sustaining capital expenditure	4,547	4,105	736	14,638	2,300
Sustaining leases	1,559	1,036	1,083	4,311	2,326
Royalties and production taxes	262	298	235	1,041	1,036
AISC	$12,919	$12,440	$7,771	$47,969	$27,687

Costs per ounce
Payable gold produced (ounces)	11,786	10,965	8,544	42,669	37,798

Mining	$196	$280	$281	$294	$249
Processing	$175	$170	$216	$186	$197
Indirect	$91	$99	$100	$95	$94
By-product credits	$(17)	$(12)	$(15)	$(15)	$(15)
C1 cash costs of gold produced (per ounce)	$445	$537	$582	$560	$525
AISC of gold produced (per ounce)	$1,096	$1,135	$910	$1,124	$732

13	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2022 - Q4	2022 - Q3	2021 - Q4	2022	2021
Net Income	$22,472	$3,999	$60,212	$103,067	$202,632
Adjustments:
Finance expense	12,290	7,283	2,296	33,223	12,159
Income tax expense	7,540	1,887	4,528	23,316	34,288
Amortization and depreciation	16,361	14,743	13,675	58,969	47,291
EBITDA	$58,663	$27,912	$80,711	$218,575	$296,370
Foreign exchange (gain) loss	(4,569)	65	4,419	(19,910)	21,968
Share based compensation	4,123	4,151	981	7,931	7,848
Incremental COVID-19 costs	—	—	669	1,956	4,459
NX Gold stream transaction fees	—	—	—	—	1,219
Adjusted EBITDA	$58,217	$32,128	$86,780	$208,552	$331,864

14	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2022 - Q4	2022 - Q3	2021 - Q4	2022	2021
Net income as reported attributable to the owners of the Company	$22,159	$3,745	$59,804	$101,831	$201,053
Adjustments:
Share based compensation	4,123	4,151	981	7,931	7,848
Unrealized foreign exchange (gain) loss on USD denominated balances in MCSA	(1,782)	2,106	1,642	25	5,348
Unrealized foreign exchange gain on foreign exchange derivative contracts	(3,017)	(6,733)	(3,125)	(32,960)	(3,762)
Incremental COVID-19 costs	—	—	664	1,944	4,434
NX Gold stream transaction fees	—	—	—	—	1,219
Unrealized gain on interest rate derivative contracts	—	—	(714)	—	(1,270)
Tax effect on the above adjustments	731	706	477	4,726	574
Adjusted net income attributable to owners of the Company	$22,214	$3,975	$59,729	$83,497	$215,444

Weighted average number of common shares
Basic	91,522,358	90,845,229	89,637,768	90,789,925	88,602,367
Diluted	92,551,916	91,797,437	91,727,452	92,170,656	90,963,452

Adjusted EPS
Basic	$0.24	$0.04	$0.67	$0.92	$2.43
Diluted	$0.24	$0.04	$0.65	$0.91	$2.37

15	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Net (Cash) Debt

The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s consolidated financial statements as at the periods presented.

	December 31, 2022	September 30, 2022	December 31, 2021
Current portion of loans and borrowings	$15,703	$9,049	$4,344
Long-term portion of loans and borrowings	402,354	402,275	54,906
Less:
Cash and cash equivalents	(177,702)	(210,244)	(130,129)
Short-term investments	(139,700)	(149,554)	—
Net (cash) debt	$100,655	$51,526	$(70,879)

Working capital and Available liquidity

The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at the periods presented.

	December 31, 2022	September 30, 2022	December 31, 2021
Current assets	$392,427	$444,188	$208,686
Less: Current liabilities	(129,121)	(100,943)	(122,660)
Working capital	$263,306	$343,245	$86,026

Cash and cash equivalents	177,702	210,244	130,129
Short-term investments	139,700	149,554	—
Available undrawn revolving credit facilities	75,000	75,000	100,000
Available liquidity	$392,402	$434,798	$230,129

16	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
ABOUT ERO COPPER CORP

Ero is a high-margin, high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

17	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company's expected production, operating costs and capital expenditures at the Caraíba Operations, the Tucumã Project and the Xavantina Operations; the ability of the Company to execute on its growth initiatives according to the timeline and budget currently envisioned; estimated completion dates for certain milestones, including construction of the Tucumã Project, and completion of the projects that comprise the Pilar 3.0 initiative, including the Caraíba mill expansion and construction of the new external shaft to access the Deepening Extension Zone; the ability of the Company to realize benefits associated with Project Honeypot; the ability of the Company to sell future copper concentrate production to its domestic customer; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the AIF under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

18	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada